Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Updates Second Quarter 2015 Financial Outlook

- Q2 2015 Financial Results and Conference Call Scheduled for
Wednesday, July 22, 2015 –

KFAR SAVA, Israel – July 6, 2015 - Silicom Ltd. (NASDAQ and TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, announced that its second quarter revenues are projected to be in the range of $16.8 million to $17.2 million, below the Company’s previous projections. Based on current demand and the schedule of new customer product launches, the company projects that its third quarter revenues will range from $18 million to $19 million, representing both sequential and year-over-year growth.

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “Our shortfall for the second quarter reflects a softening of demand from some of our customers, due to longer-than-expected decision making processes together with the slower market deployment of our high-potential design wins and our new solutions for upcoming industry trends. We expect that the second quarter will be the low-point of our revenues for the year and believe that the strategy that has worked extremely well for us for many years will continue to prove itself in the future.”

Silicom will release its second quarter 2015 results on Wednesday, July 22, 2015. The Company will also host a conference call on the same day at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer investors’ questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800 917 5108
ISRAEL: 03 918 0609
INTERNATIONAL: +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com